EXHIBIT 99.1

Innate Pharma Highlights Abstracts Selected For ASCO 2024 Annual Meeting

Marseille, France, May 24, 2024, 7:00 AM CEST

•Top line results of TELLOMAK Phase 2 trial in mycosis fungoides confirming promising clinical activity of lacutamab
•Two posters on IPH6501, Innate’s second generation ANKET®, for the treatment of relapsed/refractory CD20-expressing B-cell Non-Hodgkin's Lymphoma
•AstraZeneca to present poster on updated results for monalizumab from Phase 2 stage III unresectable NSCLC trial
•Monalizumab SCLC Phase 2 MOZART trial poster

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that five abstracts with Innate’s drug candidates have been accepted for the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting, taking place May 31-June 4, 2024 in Chicago, Illinois.
ASCO abstract details:
Lacutamab

Abstract: 7082
Abstract Title: Lacutamab in patients with relapsed and/or refractory mycosis fungoides: results from the TELLOMAK Phase 2 trial
First Author: Pierluigi Porcu
Session Type: Poster Session
Session Title: Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia
Session Date and Time: Monday June 3, 2024 – 9:00 AM – 12:00 PM

IPH6501

Abstract: TPS7095
Abstract Title: A Phase 1/2, Open-Label, Multicenter Trial Investigating the Safety, Tolerability, and Preliminary Antineoplastic Activity of IPH6501 in Patients With Relapsed and/or Refractory CD20-expressing Non-Hodgkin Lymphoma
First Author: Lorenzo Falchi
Session Type: Poster Session
Session Title: Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia
Session Date and Time: Monday June 3, 2024 – 9:00 AM – 12:00 PM

Abstract: 7030
Abstract Title: Preclinical assessment of IPH6501, a first-in-class IL2v-armed tetraspecific NK Cell Engager directed against CD20 for R/R B-NHL, in comparison to a CD20-targeting T Cell Engager
First Author: Olivier Demaria
Session Type: Poster Session
Session Title: Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia
Session Date and Time: Monday June 3, 2024 – 9:00 AM – 12:00 PM

Monalizumab (partnered with AstraZeneca)

Abstract: 8046
Abstract Title: Updated results from COAST, a phase 2 study of durvalumab (D) ± oleclumab (O) or monalizumab (M) in patients (pts) with stage III unresectable non-small cell lung cancer (uNSCLC)
First Author: Charu Aggarwal
Session Type: Poster Session
Session Title: Lung Cancer—Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers

Session Date and Time: Monday June 3, 2024 – 1:30 PM - 4:30 PM

Abstract: TPS8129
Abstract Title: A phase II trial of monalizumab in combination with durvalumab (MEDI4736) plus platinum-based chemotherapy for first-line treatment of extensive stage small cell lung cancer (MOZART): Hoosier Cancer Research Network LUN21-530 study.
First Author: Hirva Mamdani
Session Type: Poster Session
Session Title: Lung Cancer—Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers
Session Date and Time: Monday June 3, 2024 – 1:30 PM - 4:30 PM

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu